

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 8, 2008

By U.S. mail and facsimile

Mr. Robert A. Snyder
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

      Re: Orchids Paper Products Company
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed on March 18, 2008
                File No. 001-32563

Dear Mr. Snyder:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief
                              Accountant
                              Office of Beverages, Apparel
                              and Health Care Services